Exhibit 99.23

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

September 24, 2020

Item 3News Release

The new release disclosing the material change was disseminated on September 24, 2020 through the facilities of Golbe Newswire..

Item 4Summary of Material Change

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company paid the Underwriters a cash fee of 6% of the aggregate gross proceeds, and an aggregate of 2,001,000 non-transferable compensation warrants, with each compensation warrant being exercisable into Units at a price of $0.75 for a period of 24 months following the closing of the Offering.

The Company intends to use the net proceeds of the Offering to finance acquisition and investment activity, ongoing operations, expansion of the Company's executive team, ongoing regulatory matters, inventory, ongoing capital expenditures and general corporate purposes.

In connection with the Offering, the Company listed the Warrants on the CSE under the symbol "**RWB.WT**".

Brad Rogers, the Chief Executive Officer of the Company, purchased 866,666 Units in the Offering and, as such, the issuance of the Units to Mr. Rogers is a "related-party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). However, the issuance is exempt from: (i) the valuation requirement of MI 61-101 by virtue of the exemption contained in Section 5.5(a), as the fair market value of the Units does not exceed 25% of the Company's market capitalization, and (ii) from the minority shareholder approval requirement of MI 61-101 by virtue of the exemption contained in Section 5.7(1)(a) of MI 61- 101, as the fair market value of the Units does not exceed 25% of the Company's market capitalization. A material change report was not filed by the Company 21 days before the closing of the Offering as the level of insider participation was not known at that time and the Company moved to close the Offering immediately upon satisfaction of all applicable closing conditions. In the view of the Company, this was reasonable in the circumstances because the Company wished to complete the Offering as soon as possible.

Following closing of the Offering, the convertible debenture issued to an arm's length investor as detailed in the Company's press release dated September 14, 2020 was repaid and surrendered for cancellation.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, Chief Financial Officer

Phone:  604‐687‐2038

Item 9Date of Report

September 30, 2020